UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number)

Eugene Siklos, President

c/o Thomvest Asset Management Ltd.
65 Queen Street West, Suite 2400
Toronto, Ontario, M5H 2M8

(416) 364-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13Gto report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Structured Alpha LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	7	SOLE VOTING POWER
2,382,359(1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,382,359(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 394,737 common shares, no par value per share (“Common Shares”) issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(2) This percentage is calculated based upon 3,104,222 outstanding Common Shares of the Issuer as of May 3, 2023 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023 plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Thomvest Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(2) This percentage is calculated based upon 3,104,222 outstanding Common Shares of the Issuer as of May 3, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on May 9, 2023 plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Peter J. Thomson(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Thomson disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(3) This percentage is calculated based upon 3,104,222 outstanding Common Shares of the Issuer as of May 3, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on May 9, 2023 plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Eugene Siklos(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 (1) Mr. Siklos disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(3) This percentage is calculated based upon 3,104,222 outstanding Common Shares of the Issuer as of May 3, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on May 9, 2023 plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2020 (as amended and supplemented prior to the date hereof, the “Original Schedule 13D” and as amended by this Amendment No. 3, the “Schedule 13D”) and is being filed by Structured Alpha LP (“SALP”), Thomvest Asset Management Ltd. (“Thomvest”), Mr. Peter J. Thomson and Mr. Eugene Siklos (collectively, the “Reporting Persons”) with respect to the beneficial ownership of common shares, no par value (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”).

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On July 12, 2023, the Issuer and SALP announced that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) under which SALP will acquire all of the issued and outstanding Common Shares of the Issuer that it does not already own.

Under the terms of the Arrangement Agreement, Liminal BioSciences shareholders (other than SALP and its affiliates or associates) will receive US$8.50 in cash per Common Share.

All of the directors and senior officers of the Issuer have entered into support and voting agreements (the “Voting Agreement”) pursuant to which they have agreed, subject to the terms thereof, to vote all of their Common Shares in favour of the special resolution to approve the transaction at the special meeting of the shareholders to be held to approve the transaction.

The transaction will be completed pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act and is subject to satisfaction of customary closing conditions, including (without limitation) court approval and the approval of the shareholders of the Issuer. After completion of the transaction, the Issuer expects to no longer be subject to the reporting requirements of applicable Canadian securities legislation or the U.S. Securities Exchange Act of 1934, as amended, and its common shares will be delisted from Nasdaq Capital Market.

The foregoing description of the Arrangement Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the form of the Voting Agreement, a copy of each of which is attached as Exhibits 99.1 and 99.2, respectively, to the Issuer’s Form 6-K filed with the SEC on July 12, 2023 and incorporated herein by reference.

On July 12, 2023, the Issuer issued a press release (“Press Release”) announcing the execution of the Arrangement Agreement, which is filed as Exhibit 99.11 hereto and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 2,382,359 shares (including Common Shares issuable upon the exercise of Warrants (as defined in Item 3 of the Original Schedule 13D)), constituting approximately 68.09% of the Issuer’s currently outstanding Common Shares. This percentage is calculated based upon 3,104,222 outstanding Common Shares of the Issuer as of May 3, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on May 9, 2023 plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

(i)	SALP

(a)	SALP may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.

(b)	Sole voting power to vote or direct vote: 2,382,359 Common Shares
Shared voting power to vote or direct vote: 0 Common Shares
Sole power to dispose or direct the disposition: 2,382,359 Common Shares
Shared power to dispose or direct the disposition: 0 Common Shares

(ii)	Thomvest

(a)	Thomvest may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.

(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 2,382,359 Common Shares
Sole power to dispose or direct the disposition: 0 Shares
Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(iii)	Mr. Thomson

(a)	Mr. Thomson may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.

(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 2,382,359 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(iv)	Mr. Siklos

(a)	Mr. Siklos may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.

(b)	Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 2,382,359 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(c) Other than the transactions described herein and in the original Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that either of Mr. Thomson or Mr. Siklos is the beneficial owner of the Common Shares or Warrants referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into Item 6 of the Original Schedule 13D.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

99.9 Arrangement Agreement, dated July 11, 2023 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on July 12, 2023)

99.10 Form of Voting and Support Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K filed with the SEC on July 12, 2023)

99.11 Press Release, dated July 12, 2023 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on July 12, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 12, 2023	STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

PETER J. THOMSON

/s/ Peter J. Thomson
Peter J. Thomson

EUGENE SIKLOS

/s/ Eugene Siklos
Eugene Siklos